**BCW SECURTIES LLC**

**ANNUAL REPORT**

**Pursuant to Rule 17a-5(d) of**

**The Securities Exchange Act of 1934**

**SEC File No. 8-67685**

**FOR THE YEAR ENDED DECEMBER 31, 2023**

| OMB APPROVAL |
| --- |
| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-67685 |

**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BCW Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

55 Green Farms Road, Suite 200
(No. and Street)

| Westport | CT | 06880 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| JOSEPH VIGLIAROLO | 805-432-0320 | JVIGLIAROLO@MODERNRS.COM |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PKF O'Connor Davies, LLP
(Name – if individual, state last, first, and middle name)

| 245 Park Avenue | New York | NY | 10167 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 09/29/2003 | 127 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
| --- |
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Mark Bernegger, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BCW Securities, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

June 6, 2024

Signature: [signature]

Title: President

[signature]

Notary Public

Connecticut, Fairfield
Westport

MATTHEW T CUMMINGS
Notary Public, State of Connecticut
My Commission Expires Aug. 31, 2025

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

**To the Managing Member of**
**BCW Securities LLC**

***Opinion on the Financial Statements***

We have audited the accompanying statement of financial condition of BCW Securities LLC (the “Company”), as of December 31, 2023, the related statements of operations, changes in member’s equity and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

***Basis for Opinion***

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

***Opinion on Supporting Schedules***

The supporting schedules required by Rule 17a-5 under the Securities and Exchange Act of 1934 (“SEA”) have been subjected to audit procedures performed in conjunction with the audit of the Company’s financial statements. The supporting schedules are the responsibility of the Company’s management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company’s auditor since 2014.

PKF O'Connor Davies, LLP

June 7, 2024

PKF O’CONNOR DAVIES, LLP
245 Park Avenue, New York, NY 10167 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

**BCW SECURITIES LLC**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2023**

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 191,494 |
| Prepaid Expenses | | 19,075 |
| **TOTAL ASSETS** | **$** | **210,569** |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 15,089 |
| **Total liabilities** | | **15,089** |
| **Member's equity** | | |
| Member's equity | | 195,480 |
| **Total member's equity** | | **195,480** |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | **$** | **210,569** |

The accompanying notes are an integral part of these financial statements.

**BCW SECURITIES LLC**
**STATEMENT OF OPERATIONS**
**FOR THE YEAR ENDED DECEMBER 31, 2023**

| | |
|---|---|
| **Revenue** | |
| Investment banking income | $ 2,297,249 |
| Advisory fees | 166,605 |
| Total Revenue | 2,463,854 |
| **Expenses** | |
| Commissions | 1,549,862 |
| Professional fees | 107,147 |
| Rent | 23,640 |
| Regulatory and compliance | 34,457 |
| Communications | 11,137 |
| Other operating expenses | 32,955 |
| Total Expenses | 1,759,198 |
| **Net Income** | **$ 704,656** |

The accompanying notes are an integral part of these financial statements.

**BCW SECURITIES LLC**
**STATEMENT OF CHANGES IN MEMBER'S EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2023**

| | Member's Equity |
|---|---|
| **Balance at January 1, 2023** | $ 84,102 |
| Net Income | 704,656 |
| Capital Distributions | (593,278) |
| **Balance at December 31, 2023** | $ 195,480 |

The accompanying notes are an integral part of these financial statements.

**BCW SECURITIES LLC**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2023**

| | | |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net Income | $ | 704,656 |
| *Adjustments to reconcile net income to net cash flows provided by/(used in) operating activites:* | | |
| (Increase) decrease in operating assets: | | |
| Accounts Receivable | | 102,910 |
| Prepaid Expenses | | (3,383) |
| Increase (decrease) in operating liabilities: | | |
| Accounts payable and accrued expenses | | (39,734) |
| **Net cash provided by operating activities** | | 764,449 |
| **Cash flows from financing activities:** | | |
| Capital Distributions | | (593,278) |
| **Net cash used in financing activities** | | (593,278) |
| **Net decrease in cash** | | 171,171 |
| **Cash, beginning of year** | | 20,323 |
| **Cash, end of year** | $ | 191,494 |

| | | |
|---|---|---|
| Supplemental Cash Flow Disclosure | | |
| Cash paid during the year for: | | |
| Interest | $ | - |
| Taxes | $ | - |

The accompanying notes are an integral part of these financial statements.

## 1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Nature of Operations*

BCW Securities LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA") on February 5, 2008. The Company was organized on April 24, 2007 in the State of Delaware and engages in the private placement of securities and corporate finance consulting to institutional investors. The Company's office is located in Connecticut and its sole member is Riverside Management Group, LLC ("Management").

*Basis of Accounting*

Revenues and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

*Accounts Receivable*

Revenues due but not yet received that are expected to be collected within one year are recorded as accounts receivable at net realizable value. If amounts become uncollectible, they will be charged to operations when that determination is made.

*Revenue Recognition*

The Company follows the guidance of ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606") which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Investment banking success fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of a transaction when all performance obligations have been satisfied and collection is assured.

For advisory fees, the Company receives retainers in advance of each transaction's closing or they are paid without a corresponding success fee. In these instances, revenue is recognized over time when the performance obligations are simultaneously provided by the Company and delivered to and consumed by the customer.

## 1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNT ING POLICIES (Continued)

*Revenue Recognition (continued)*
For finders' fees the Company works on behalf of a fund to find potential investors for programs such as the U.S. Citizenship and Immigration Services (USCIS) EB5 Immigrant Investor Program (EB5) or a private equity structure. Once investors are accepted the Company has met its performance obligations to both types of clients and fees are earned at this point in time. The fees that the Company receives for EB5 program investors are based on a percentage of the administrative fee paid by the investor to USCIS and are billed and recognized when USCIS receives the deposit. In addition, if an EB5 investor makes additional investments in a qualified investment the Company receives annual interest on the additional funds. Fees for private equity structures, whose life cycles generally range from 7 to 10 years, are received upon liquidation when the investors' principal is returned and profits realized. There were no finders fees earned during 2023.

Deferred revenues are reported when monies are received by the Company for services not yet provided. Revenue is recognized, and the deferred revenue liability eliminated, when the services have been rendered and the performance obligations are deemed satisfied. There were no open contracts that would result in the recognition deferred revenue as of December 31, 2023.

Gains or losses from stock-based transactions are recognized on a trade date basis. Fair market value is obtained from publicly published information.

*Income Taxes*

The Company is a single member LLC and is treated as a disregarded entity for income tax purposes. The operating results of the Company are included in the tax return of Management and passed through to its partners. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. As of December 31, 2023, the member’s tax years for 2022, 2021 and 2020 are subject to examination by the tax authorities. The Company has evaluated its current tax positions and has concluded that as of December 31, 2023, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

*Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Date of Management's Review*

Management has evaluated subsequent events through June 7, 2024, which is the date the financial statements were available to be issued and determined that there were no subsequent events that required adjustments to the financial statements.

## 2) ALLOWANCE FOR CREDIT LOSSES

In June 2016 FASB issued guidance (FASB ASC 326) which significantly changed how entities will measure credit losses for most financial assets and certain other instruments that aren't measured at fair value through net income. The most significant change in this standard is a shift from the incurred loss model to the expected loss model. Under the standard, disclosures are required to provide users of the financial statements with useful information in analyzing an entity's exposure to credit risk and the measurement of credit losses. Financial assets held by the Company that are subject to the guidance in FASB ASC 326 were trade accounts. The Company adopted the standard effective January 1, 2023. The adoption did not have a material impact to the financial statements.

## 3) INTERCOMPANY RECEIVABLE

As of December 31, 2023, there is no intercompany receivable balance.

## 4) RELATED PARTY TRANSACTIONS

The Company pays a monthly rent fee to Management. For the year ended December 31, 2023, rent fees paid amounted to $23,640. These expenses have been reflected in the statement of operations in the appropriate category. As of December 31, 2023 there was $9,850 recorded in accounts payable for rent fees owed to Management.

## 5) CONCENTRATIONS OF RISK

The Company maintains its cash balances at a major financial institution. The balances are fully insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

The Company engages in various private placement services. In the event customers do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the customers. It is the Company's policy to review, as necessary, the credit standing of each customer.

As the Company's revenue is derived from private placement transactions, revenue concentration is not uncommon. In 2023, approximately 68.9% of the Company's revenue was derived from four clients. Further, in the normal course of business, the Company engages in business relationships with new clients. As private placement transactions are typically event driven (ex., acquisition), the firm's largest clients (measured by Company revenue) will change each year.

## 6) INDEMNIFICATIONS

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party

## 6) INDEMNIFICATIONS (Continued)

service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws.

These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

## 7) NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (SEA Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $174,405 which is $171,405 in excess of required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio at December 31, 2023 is .085 to 1.

## 8) COMMITMENTS, GUARANTEES AND CONTINGENCIES

Management of the Company believes that there are no commitments, guarantees or contingencies that may result in a material loss or future obligations as of December 31, 2023.

## 9) RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the “FASB”) has established the Accounting Standards Codification (“Codification” or “ASC”) as the authoritative source of generally accepted accounting principles (“GAAP”) recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates (“ASU's”).

For the year ending December 31, 2023, there were no ASU's issued by the FASB that had a material impact on the Company’s financial statements for the year then ended.

**BCW SECURTIES LLC**

**SUPPORTING SCHEDULES**

**DECEMBER 31, 2023**

**BCW SECURITIES LLC**
**SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 ("SEA")**
**FOR THE YEAR ENDED DECEMBER 31, 2023**

| | | |
|---|---|---|
| Total member's equity | | $ 195,480 |
| Non-allowable assets, deductions and charges: | | |
| Prepaid expenses | 19,075 | |
| Total non-allowable assets, deductions and charges | | 19,075 |
| Net capital | | $ 176,405 |
| **Computation of basic net capital requirements** | | |
| Minimum net capital required (6 2/3% of aggregate indebtedness of $21,749) | | $ 1,006 |
| Minimum dollar net capital requirement | | 5,000 |
| Minimum capital required | | 5,000 |
| Excess net capital | | $ 171,405 |
| Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required | | $ 170,405 |
| **Computation of aggregate indebtedness** | | |
| Total aggregate indebtedness in the statement of financial condition | | $ 15,089 |
| Percentage of aggregate indebtedness to net capital | | 8.55% |
| Ratio of aggregate indebtedness to net capital | | .085 to 1 |

There are no material differences between the computation of net capital presented above and the computations of net capital reported by the Company's most recent unaudited form X-17a-5, Part II-A.

**BCW SECURITIES LLC**
**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO SEA RULE 15c3-3**
**COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS PURSUANT TO SEA RULE 15c3-3**
**FOR THE YEAR ENDED DECEMBER 31, 2023**

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (ie., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the SEC Release No. 34-70073.

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

**Report of Independent Registered Public Accounting Firm on Review of the Exemption Report**

**To the Managing Member of**
**BCW Securities LLC**

We have reviewed management's statements, included in the accompanying Exemption Report, in which BCW Securities LLC (the "Company") stated that it does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 and is filing their Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments in 17 C.F.R. 240.17a-5 because the Company limits its business activities exclusively to include private placements, and the Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions way basis where the funds are payable to the issuer or its agent and not the Company); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3). The Company's management is responsible for the statements made in its Exemption Report.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's statements in its Exemption Report. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of SEC Rule 15c3-3 as contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments by 17 C.F.R § 240.17a-5 for the year ended December 31, 2023.

PKF O'Connor Davies, LLP

June 7, 2024

PKF O'CONNOR DAVIES, LLP
245 Park Avenue, New York, NY 10167 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

# BCW Securities LLC. Exemption Report

We, as members of management of BCW Securities LLC. (“the Company”), are responsible for complying with Rule 17a-5, “Reports to be made by certain brokers and dealers”. We have performed an evaluation of the Company’s compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k)(the “exemption provisions”) and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (ie., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii). The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments in 17 C.F.R. 240.17a-5 because the Company limits its business activities exclusively to include private placements, and the Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions way basis where the funds are payable to the issuer or its agent and not the Company); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1) We reviewed the provisions of Rule 15c3-3 and related guidance stated in the SEC Staff’s FAQ and confirmed that the Company relied on Footnote 74 of the 2013 release.
2) The Company conducted business activities involving private placements to customers throughout the year ended December 31, 2023 without exception.
3) The Company met the identified conditions for such reliance throughout the period January 1, 2023 to December 31, 2023 without exception.

BCW Securities LLC.

By:

Mark Bernegger, CEO